NEWS		Exhibit 99
	For Release:	August 4, 2010
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE reports second quarter 2010 earnings of 57 cents per share

ALLETE, Inc. (NYSE: ALE) today reported second quarter 2010 earnings of 57 cents per share on revenue of $211.2 million and net income of $19.4 million. The company earned 29 cents per share in the corresponding period a year ago on revenue of $164.7 million and net income of $9.4 million.

ALLETE’s Regulated Operations earned $18.2 million during the quarter, compared to $10.7 million in the second quarter of 2009. Minnesota Power’s industrial kilowatt-hour sales were 98 percent higher than in the second quarter of 2009, when the company’s taconite customers dramatically curtailed production.

“We’re pleased to see our taconite customers returning to higher production levels,” said ALLETE President and CEO Alan R. Hodnik. He noted that Minnesota Power recently received demand nominations from its industrial customers for the last four months of 2010 that are 43 percent higher than the same period in 2009, and are similar to the preceding four month period. The projected increase in sales to industrial customers was the primary reason Minnesota Power reduced the size of its requested rate increase from $81 million to $72 million earlier in 2010. The Minnesota Public Utilities Commission is expected to act on this requested increase later this year.

In addition to significantly higher industrial power sales, other contributing factors in the year-over-year earnings improvement included interim retail electric rates approved by the Minnesota Public Utilities Commission. These increases were partially offset by higher operating and maintenance, depreciation and interest expenses, and by lower sales to other power suppliers compared to the same period a year ago. In addition, net income for the second quarter of 2009 was reduced by an accrual for rate refunds related to the 2008 rate case.

The Investments and Other segment earned $1.2 million in the second quarter of 2010 compared to a $1.3 million loss in last year’s comparable period. ALLETE, in the second quarter of 2010, recorded a successful resolution from a state income tax audit.

An increase in the average number of common shares outstanding, with issuance proceeds used to fund the company’s capital expenditure program, had a dilutive impact of four cents per share.

“We are on track to meet our earnings guidance of $2.05 to $2.35 per share for 2010,” said Hodnik. The earnings guidance provides for a range of potential regulatory outcomes, and excludes the impact of a non-recurring 12 cents per share charge recorded in the first quarter as a result of the Patient Protection and Affordable Care Act.
ALLETE (NYSE: ALE) is an energy company in the Upper Midwest whose regulated utility holdings include Minnesota Power and Superior Water, Light & Power. ALLETE owns BNI Coal of North Dakota and holds investments in Florida real estate and the American Transmission Company. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended June 30, 2010 and 2009
Millions Except Per Share Amounts – Unaudited

	Quarter Ended		Year to Date
	2010	2009	2010	2009
Operating Revenue
Operating Revenue	$211.2	$167.0	$444.8	$371.9
Prior Year Rate Refunds	–	(2.3)	–	(7.6)
Total Operating Revenue	211.2	164.7	444.8	364.3

Operating Expenses
Fuel and Purchased Power	74.3	56.8	154.1	129.6
Operating and Maintenance	85.4	76.7	173.1	157.2
Depreciation	19.8	15.5	39.8	30.7
Total Operating Expenses	179.5	149.0	367.0	317.5
Operating Income	31.7	15.7	77.8	46.8
Other Income (Expense)
Interest Expense	(9.5)	(8.4)	(18.4)	(17.1)
Equity Earnings in ATC	4.4	4.3	8.9	8.5
Other	2.2	1.9	3.2	3.0
Total Other Income (Expense)	(2.9)	(2.2)	(6.3)	(5.6)

Income Before Non-Controlling Interest and Income Taxes	28.8	13.5	71.5	41.2
Income Tax Expense	9.4	4.2	29.3	15.0
Net Income	19.4	9.3	42.2	26.2
Less: Non-Controlling Interest in Subsidiaries	–	(0.1)	(0.2)	(0.1)
Net Income Attributable to ALLETE	$19.4	$9.4	$42.4	$26.3

Average Shares of Common Stock
Basic	34.1	31.8	34.0	31.3
Diluted	34.2	31.8	34.1	31.4

Basic and Diluted Earnings Per Share of Common Stock	$0.57	$0.29	$1.25	$0.84

Dividends Per Share of Common Stock	$0.44	$0.44	$0.88	$0.88

Consolidated Balance Sheet
Millions – Unaudited
	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2010	2009		2010	2009
Assets			Liabilities and Equity
Cash and Short-Term Investments	$45.3	$25.7	Current Liabilities	$119.2	$133.1
Other Current Assets	186.9	199.8	Long-Term Debt	709.6	695.8
Property, Plant and Equipment	1,671.7	1,622.7	Other Liabilities	324.0	325.0
Regulatory Assets	287.8	293.2	Regulatory Liabilities	46.5	47.1
Investment in ATC	91.1	88.4	Deferred Income Taxes	276.9	253.1
Investments	131.6	130.5	Equity	971.6	939.0
Other	33.4	32.8
Total Assets	$2,447.8	$2,393.1	Total Liabilities and Equity	$2,447.8	$2,393.1

	Quarter Ended		Year to Date
	June 30,		June 30,
ALLETE, Inc.	2010	2009	2010	2009
Income (Loss)
Millions
Regulated Operations	$18.2	$10.7	$43.1	$28.4
Investments and Other	1.2	(1.3)	(0.7)	(2.1)
Net Income Attributable to ALLETE	$19.4	$9.4	$42.4	$26.3
Diluted Earnings Per Share	$0.57	$0.29	$1.25	$0.84

Statistical Data
Corporate
Common Stock
High	$37.87	$29.14	$37.87	$33.27
Low	$32.90	$24.45	$29.99	$23.35
Close	$34.24	$28.75	$34.24	$28.75
Book Value	$26.97	$25.66	$26.97	$25.66

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	229	242	586	617
Commercial	327	331	699	709
Municipals	228	222	493	487
Industrial	1,728	874	3,157	2,197
Total Retail and Municipal	2,512	1,669	4,935	4,010
Other Power Suppliers	736	1,107	1,539	2,024
Total Regulated Utility	3,248	2,776	6,474	6,034
Non-regulated Energy Operations	28	49	60	106
Total Kilowatt-hours Sold	3,276	2,825	6,534	6,140

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.